UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2008

INDEX

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2008	3

Notes to Financial Statements	4-15

Schedules
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1 - S-5

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 25, 2009

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$938	$—

Investments:
Investments, at fair value	304,929	481,007
Fully benefit-responsive investment contracts, at fair value	76,868	65,543

Total investments	381,797	546,550

Receivables:
Employee contributions	245	817
Employer contributions	96	292
Due from broker for securities sold	158	448
Investment income	141	148

Total receivables	640	1,705

Total assets	383,375	548,255

LIABILITIES
Accrued expenses and other liabilities	249	270
Due to broker for securities purchased	545	614

Total liabilities	794	884

Net assets reflecting all investments at fair value	382,581	547,371

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,909	(831)

Net assets available for benefits	$384,490	$546,540

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2008
Additions (deductions) to net assets attributed to:
Investment income:
Dividends	$3,645
Interest	4,119
Net depreciation in fair value of investments	(191,786)

Total investment loss	(184,022)

Contributions:
Employee	48,174
Employer	17,490
Rollover	2,831

Total contributions	68,495

Total net deductions attributed to investments and contributions	(115,527)

Deductions from net assets attributed to:
Benefits paid to participants	44,820
Plan expenses	1,703

Total deductions	46,523

Net decrease in net assets available for benefits	(162,050)

Net assets available for benefits, beginning of year	546,540

Net assets available for benefits, end of year	$384,490

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which were appointed by the Company’s Board of Directors (the “Board”) or its designee.

Mellon Bank, N.A. (“Mellon”) was the trustee and custodian of the Plan until June 30, 2008. JPMorgan Chase Bank, N.A. (the “Trustee”) became the trustee and custodian of the Plan on July 1, 2008. ACS HR Solutions, LLC (“ACS”) was the recordkeeper of the Plan until June 30, 2008. JPMorgan Retirement Plan Services LLC (“JPM RPS”) became the recordkeeper for the Plan on July 1, 2008.

Related Party Transactions

Certain Plan investment options include funds managed by Mellon or companies affiliated with Mellon and therefore, while Mellon was trustee, those investments were considered a “party-in-interest” as such term is defined in ERISA. Certain short term investments for the Plan are invested in a fund managed by JPMorgan Asset Management and are considered a party-in-interest.

In addition, certain Plan investments are in shares of the Company and qualify as a party-in-interest. During the years ended December 31, 2008 and 2007, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $10.8 million and $13.9 million, respectively. Viacom Class B shares were purchased during 2008 and 2007 at a cost of $21.8 million and $20.4 million, respectively.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Certain part-time, freelance or project-based employees are eligible to participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among fifteen investment options. These investment options include separately managed investment portfolios,

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 2.

Prior to June 17, 2008, participants could also elect to open a self-directed brokerage account (“SDA”) and could transfer up to 25% of their account balance (net of any loans) to the SDA, subject to certain restrictions. On June 17, 2008, the SDA was eliminated and all assets in that fund were transferred to the INVESCO Stable Value Fund (“INVESCO Fund”).

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below. Any eligible employee is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate. Effective April 1, 2009, participants are permitted to contribute up to 50% of annual compensation on a before-tax, after-tax or combination basis. After-tax contributions are limited to 15% of annual compensation.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $15,500 for 2008. Total compensation considered under the Plan based on Code limits could not exceed $230,000 for 2008. The Code also limited annual aggregate participant and employer contributions to the lesser of $46,000 or 100% of compensation in 2008. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions if the participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,000 in 2008. These contributions are not treated as matchable contributions.

The employer matching contribution is equal to 60% of the first 5% of eligible compensation contributed on a before tax-basis. Employer matching contributions are initially invested entirely in Viacom Class B common stock. All participants may transfer the employer matching contributions out of Viacom Class B common stock to any other investment fund offered under the Plan at any time.

Effective April 1, 2009, the employer matching contribution is equal to 100% of the first 1% and 50% of the next 5% of eligible compensation contributed on a before-tax basis and employer matching contributions are invested according to the participant’s investment elections.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. Transition rules apply to participants of plans that were merged into the Plan. If participants terminate

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. Effective April 1, 2009, employer matching contributions vest at 100% after two years of service.

As of December 31, 2008, the Company had forfeitures of approximately $2.1 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. Employer matching contributions of approximately $1.0 million were forfeited in 2008 and the Company utilized forfeitures of approximately $0.5 million in 2008 to pay administrative expenses. As of December 31, 2007, the Company had forfeitures of approximately $1.5 million available to be used, which included interest earned on forfeitures of $0.1 million. In 2007, employer matching contributions of approximately $1.1 million were forfeited and the Company utilized forfeitures of approximately $0.4 million to pay administrative expenses.

Loans to Participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Included in Investments, at fair value on the Statement of Net Assets Available for Benefits are loans outstanding of $7.4 million which carried interest rates ranging from 4% to 12% as of December 31, 2008.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw all of their after-tax and rollover contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and Trustee fees are paid from participant accounts. For 2008, $0.1 million was paid to Mellon for services while it was trustee, and $0.4 million was paid to ACS and $0.2 million was paid to JPM RPS for their respective recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Fair Value Measurements and Income Recognition

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about assets and liabilities measured at fair value. The provisions of FAS 157 have been applied prospectively beginning January 1, 2008. There was no measurement impact as a result of the adoption of FAS 157.

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under FAS 157 are described below:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common Stocks: Corporate common stocks are reported at fair value based on quoted market prices on national securities exchanges. Substantially all common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the audited financial statements of the common/collective trusts at year-end. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $109,136 and $0 at December 31, 2008 and December 31, 2007, respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 7 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are carried at amortized cost, which approximates fair value and are classified within level 2 of the valuation hierarchy.

Participant Loans: Participant loans are valued at amortized cost, which approximates fair value and are classified within level 2 of the valuation hierarchy.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008. The Plan has no assets classified within level 3 of the valuation hierarchy.

	Assets at Fair Value as of December 31, 2008
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Totals
	(in thousands)
Common Stocks	$103,922	$864	$—	$104,786
Common / Collective Trust Funds	—	126,949	—	126,949
Mutual Funds	60,806	—	—	60,806
Synthetic Guaranteed Investment Contracts	—	76,868	—	76,868
U.S. Government Securities	—	4,950	—	4,950
Participant Loans	—	7,438	—	7,438

Total Assets At Fair Value	$164,728	$217,069	$—	$381,797

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

Included in the Statement of Changes in Net Assets Available for Benefits is the net depreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

NOTE 4—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2008		2007
Barclays Global Investors S&P 500 Index Fund	$48,683		$80,554
Viacom Class B Common Stock	$40,120		$75,794
Mellon Bond Index Fund	$26,844		$—	(1)
Capital Guardian International Equity Fund	$23,527		$42,487
Capital Guardian Emerging Markets Equity Fund	$—	(1)	$31,817

(1)	Represents less than 5% during the respective year

During the year ended December 31, 2008 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated as follows:

Registered investment companies (mutual funds)	$27,226
Corporate common stocks	103,194
Common/collective trust funds	61,323
Other assets	43

Net depreciation in fair value of investments	$191,786

NOTE 5—INCOME TAX STATUS

On October 9, 2008, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 6—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Board to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the INVESCO Fund from fair value to contract value for fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits is prepared on a contract value basis.

The INVESCO Fund (the “Fund”) invests primarily in fully benefit-responsive investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The fair value of the investment contracts use a formula that is based on the characteristics of the underlying fixed income portfolio under each contract, as further described below.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest is protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $78.8 million held by the INVESCO Fund at December 31, 2008:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	AA–/Aaa		$45
	IGT INVESCO Short-term Bond Fund		$18,440

			18,440	45	$575
ING Life & Annuity	Wrapper	AA/Aa3		15
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		14,042

			14,042	15	258
Monumental Life Insurance Co	Wrapper	AA/Aa3		34
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		14,018

			14,018	34	224
Pacific Life Insurance Co	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		11,912

			11,912	0	251
State Street Bank	Wrapper	AA/Aa1		15
	IGT INVESCO Short-term Bond Fund		18,347

			18,347	15	601

Total			$76,759	$109	$1,909

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $64.7 million held by the INVESCO Fund at December 31, 2007:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	AA+/Aaa		$0
	IGT INVESCO Short-term Bond Fund		$16,070

			16,070	0	$(245)
ING Life & Annuity	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		11,792

			11,792	0	(206)
Monumental Life Insurance Co	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		11,795

			11,795	0	(206)
State Street Bank	Wrapper	AA/Aa1		0
	IGT INVESCO Short-term Bond Fund		15,977

			15,977	0	(177)
UBS AG	Wrapper	AA+/Aaa		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		9,909

			9,909	0	3

Total			$65,543	$0	$(831)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 7.10% and 5.31% for 2008 and 2007, respectively, and crediting interest rates to investments at fair value were approximately 4.25% and 4.93% at December 31, 2008 and 2007, respectively.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2008	2007
Net assets available for benefits per the financial statements	$384,490	$546,540
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,909)	831
Amounts allocated to withdrawing participants	(175)	—
Deemed distribution of participant loans	(204)	(220)

Net assets available for benefits per the Form 5500	$382,202	$547,151

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

	Year Ended December 31, 2008
Benefits paid to participants per the financial statements	$44,820
Add: Amounts allocated to withdrawing participants at December 31, 2008	175
Less: Amounts allocated to withdrawing participants at December 31, 2007	—
Deemed loan offsets	(66	)(1)

Benefits paid to participants per the Form 5500	$44,929

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2008 but were not paid as of that date.

The following is a reconciliation of net deductions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2008
Total net deductions attributed to investments and contributions per the financial statements	$(115,527)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,740)

Total income per the Form 5500 (including Plan transfers)	$(118,267)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Tabular dollars in thousands)

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(162,050)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,740)
Amounts allocated to withdrawing participants at December 31, 2008	(175)
Amounts allocated to withdrawing participants at December 31, 2007	—
Deemed loan offsets	66 (1)
Deemed distribution of participant loans	(50)

Net income per the Form 5500 (including Plan transfers)	$(164,949)

(1)	Previously reported as a deemed loan distribution on 2007 Form 5500.

NOTE 9—SUBSEQUENT EVENTS

On January 12, 2009, the assets in the Plan attributable to freelance and project-based employees of MTV Networks, in the amount of approximately $9.3 million, were transferred to the Viacom 401(k) Plan for Project Based Employees, which is a new plan effective as of January 1, 2009.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2008

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Corporate Common Stocks
ABB LTD ADR			440
ABBOTT LABORATORIES COM STK NPV			1,065
ACCENTURE COM STK CLS ‘A’			824
AEGON NV AMER REGD CERT			121
ALTERA CORP COM STK			541
AMERICAN INTERNATIONAL GROUP INC COM STK.			96
AMGEN INC COM STK			959
AON CORP COM STK			501
APOLLO GROUP INC CLASS ‘A’ COM STK NPV			793
APPLE INC COM STK NPV			348
AUTODESK INC COM STK NPV			31
AUTOMATIC DATA PROCESSING INC COM STK			511
BAKER HUGHES INC COM STK			641
BMC SOFTWARE INC COM STK			210
BOSTON SCIENTIFIC CORP COM STK			348
CADENCE DESIGN SYSTEMS INC COM STK			55
CAMECO CORP COM NPV			142
CAPITAL ONE FINANCIAL CORP COM STK			638
CARDINAL HEALTH INC COM STK NPV			689
CARMAX INC COM STK			39
CATERPILLAR INC COM STK			388
CEMEX S.A.B. DE C.V. ADR.			92
CHEVRON CORP COM STK			577
CISCO SYSTEMS INC COM STK			851
CITIGROUP INC COM STK			252
CITRIX SYSTEMS INC COM STK			212
COMCAST CORP COM CLS ‘A’			1,350
COMPUTER SCIENCES CORP COM STK			439
COMPUWARE CORP COM STK			169
COVIDIEN LTD COM STK			961
CREDIT SUISSE GROUP ADR			113
CUMMINS INC COM STK			218
DEERE & CO COM STK			643
DISH NETWORK CORP CLASS ‘A’ COM STK			83
DOMTAR CORPORATION COM STK			21

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2008

(Continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
DOW CHEMICAL CO COM STK			423
EATON CORP COM			328
EBAY INC COM STK			279
ELECTRONIC ARTS COM STK			379
EOG RESOURCES INC COM STK			351
ERICSSON(LM) TEL ADR			156
FEDEX CORP COM STK			642
FLUOR CORP(NEW) COM STK			37
FOCUS MEDIA HLDG ADR			58
FOSTER WHEELER LTD ORD			68
GENENTECH INC COM STK			570
GENERAL DYNAMICS CORP COM STK			676
GENERAL ELECTRIC CO COM STK			729
GENERAL PARTS CO COM STK			68
GENWORTH FINANCIAL INC COM STK			18
GENZYME CORP COM STK			446
GLAXOSMITHKLINE ADR			745
GOLDMAN SACHS GROUP INC COM STK			744
GOOGLE INC COM STK			781
HALLIBURTON CO COM STK			502
HEALTH MANAGEMENT ASSOCIATES INC CL ‘A’ COM STK			20
HESS CORP COM STK			343
HEWLETT-PACKARD CO COM STK			2,177
HITACHI ADR			168
HOME DEPOT INC COM STK			518
HONEYWELL INTERNATIONAL INC COM STK			510
HSBC HLDGS ADR			170
ILLINOIS TOOL WORKS INC COM STK NPV			249
INTERNATIONAL BUS MACH CORP STK			535
INTERPUBLIC GROUP COMPANIES INC COM STK			79
KOHLS CORP COM STK			253
KONINKLIJKE PHILIPS ELECTRONICS NV ADR			79
KYOCERA CORP ADR			145
LEGG MASON INC COM STK			110
LIBERTY GLOBAL INC COM STK SERIES ‘C’			46
LIBERTY GLOBAL INC COM STK			45

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2008

(Continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
LIBERTY MEDIA CORP (NEW) SER ‘A’ ENTERTAINMENT SHS			141
LIBERTY MEDIA HOLDING COM STK			97
LOCKHEED MARTIN CORP COM STK			1,020
LOEWS CORP COM STK			160
MACY’S INC COM STK			145
MANPOWER INC COM STK			334
MARSH & MCLEANNAN COS INC COM			563
MAXIM INTEGRATED PRODUCTS COM STK			228
MCAFEE INC COM STK			552
MCKESSON CORP COM STK			543
MEDTRONIC INC COM STK			448
MERCK & CO INC COM STK			380
METLIFE INC COM STK			472
METROPCS COMMUNICATIONS INC COM STK			431
MICROSOFT CORP COM STK			1,429
MOLEX INC CLASS ‘A’ N.VTG COM STK			142
MONSANTO CO COM STK			460
MOODYS CORP COM STK			299
MOTOROLA INC COM STK			532
NESTLE SA ADR			864
NETAPP INC COM STK NPV			378
NEW CORP CLASS ‘A’ NON VTG COM STK			736
NIKE INC CLASS ‘B’ COM STK NPV			377
NORFOLK SOUTHERN CORP COM STK			124
NOVARTIS AG ADR			896
OCCIDENTAL PETROLEUMCORP COM			1,265
ORACLE CORP COM STK			1,546
PANASONIC CORP ADR			435
PEPSICO INC CAP STK			506
PETROLEO BRASILEIRO SA PETROBRAS ADS			197
PFIZER INC COM STK			707
PITNEY BOWES INC COM STK			255
PRECISION CASTPARTS CORP COM NPV			544
QUALCOMM INC COM STK			735
RAYTHEON CO COM STK			895
RESEARCH IN MOTION COM NPV			370
ROYAL DUTCH SHELL ADR			318

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2008

(Continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
SANOFI-AVENTIS ADR			804
SCHLUMBERGER COM STK			905
SHERWIN-WILLIAMS CO COM STK			149
SIEMENS AG ADR			401
SLM CORP COM STK			191
SONY CORP ADR			525
SPRINT NEXTEL CORP CON COM STK NPV			146
ST JUDE MEDICAL INC COM STK			469
STAPLES INC COM STK			600
SUN MICROSYSTEMS INC COM STK			26
SYNOPSYS INC COM STK			139
TARGET CORP COM STK			534
TEVA PHARMACEUTICAL INDUSTRIES ADR			689
THOMSON MULTIMEDIA SPONSORED ADR			7
TIME WARNER INC COM STK			855
TJX COS INC COM STK			595
TRANSOCEAN LTD			234
TRAVELERS COS INC			362
TYCO ELECTRONICS LTD COM STK			162
TYCO INTERNATIONAL LTD			151
ULTRA PETROLEUM CORP COM NPV			226
UNITEDHEALTH GROUP INC COM STK			1,243
VERISIGN COM STK			263
* VIACOM INC NEW CL A			373
* VIACOM INC NEW CL B			40,120
VISA INC			526
VULCAN MATERIALS CO COM STK			209
WACHOVIA CORP COM STK			262
WALGREEN CO COM STK			271
WAL-MART STORES INC COM STK			751
WELLPOINT INC COM STK			834
WELLS FARGO & CO COM STK			1,250
WESTERN UNION COMPANY (THE) COM STK			851
WYETH COM			917
XEROX CORP COM STK			414

Total Corporate Common Stocks			104,786

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2008

(Continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Registered Investment Companies
DFA U.S. Small Cap Fund			13,315
Vanguard FTSE Social Index Fund			1,650
Vanguard Lifestrategy Conservative Growth Fund			12,210
Vanguard Lifestrategy Moderate Growth Fund			18,073
Vanguard Lifestrategy Growth Fund			15,558

Total Registered Investment Companies			60,806

Common/Collective Trusts and GICs
Barclays Global Investors S&P 500 Index Fund			48,683
Barclays Mid Cap Equity Fund			10,764
Capital Guardian Emerging Markets Equity Fund			14,899
Capital Guardian International Equity Fund			23,527
* JP Morgan U.S. Government Fund			4,950
Mellon Capital Tactical Asset Allocation Fund			2,232
Mellon Bank EB SMAM Aggregate Bond Index Fund			26,844
Bank of America – Contract #05-066	IGT INVESCO Shrt Trm Bond; Evergreen		18,440
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			620	(2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		14,042
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			273	(2)
Monumental – Contract #MDA00730TR	IGT MxMgr A+ Int G/C; Evergreen		14,018
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			258	(2)
Pacific Life In – Contract #G-27279.01.0001	IGT MxMgr A+ Core; 3/25/2008		11,912
Pacific Life In Wrapper at Fair Value, plus Adjustment to Contact Value, Synthetic GIC			251	(2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTrm Bond; Evergreen		18,347
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			616	(2)

Total Common/Collective Trusts and GICs			208,767

Loans to Participants	Various maturities and interest rates ranging from 4% to 12%		7,438

Grand Total			$381,797

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts include wrappers at fair value of $109,136 and adjustment to contract value of $1,909,000. Adjustment to contract value is not included in the total common/collective trust and GICs balance of $208,767.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 25, 2009	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee